Exhibit 4.20

PATENT LICENSE AGREEMENT

THIS AGREEMENT (“Agreement”) is between the Board of Regents (“Board”) of The University of Texas System (“System”), an agency of the State of Texas, whose address is 201 West 7th Street, Austin, Texas 78701, and Trinity Biotech, Incorporated, a Missouri corporation having a principal place of business located at1930 Business Center Drive, Saint Louis, Missouri 63114, USA (“Trinity”).

TABLE OF CONTENTS

	RECITALS	PAGE 2

1.	EFFECTIVE DATE	PAGE 2

2.	DEFINITIONS	PAGE 2

3.	WARRANTY, SUPERIOR RIGHTS AND REPRESENTATIONS	PAGE 4

4.	LICENSE	PAGE 4

5.	PAYMENTS AND REPORTS	PAGE 5

6.	TERM AND TERMINATION	PAGE 8

7.	INFRINGEMENT	PAGE 9

8.	ASSIGNMENT	PAGE 10

9.	PATENT MARKING	PAGE 10

10.	INDEMNIFICATION	PAGE 10

11.	USE OF BOARD AND UNIVERSITY NAME	PAGE 11

12.	CONFIDENTIAL INFORMATION	PAGE 11

13.	PATENTS AND INVENTIONS	PAGE 11

14.	ALTERNATE DISPUTE RESOLUTION	PAGE 15

15.	GENERAL	PAGE 15

SIGNATURES		PAGE

Patent License Agreement between the Board of Regents of The University of Texas System and Trinity Biotech, Inc.	Page 1 of 15

RECITALS

A. Board owns certain Patent Rights and Technology Rights related to Licensed Subject Matter, which were developed at The University of Texas Health Science Center at Houston (“University”), a component institution of System.

B. Board desires to have the Licensed Subject Matter developed in the Licensed Field and used for the benefit of Trinity, the Inventor, Board, and the public as outlined in Board’s Intellectual Property Policy.

C. Trinity desires to obtain a license from Board to practice Licensed Subject Matter.

NOW, THEREFORE, in consideration of the mutual covenants and premises herein contained, the parties agree as follows:

1. EFFECTIVE DATE

This Agreement is effective as of April 18th, 2005 (“Effective Date”).

2. DEFINITIONS

As used in this Agreement, the following terms have the meanings indicated:

2.1 “Affiliate” means:

a.	any business entity at least 50% owned by Trinity, or

b.	any business entity that owns at least 50% of Trinity, or

c.	any business entity that is at least 50% owned by a business entity that owns at least 50% of Trinity, or

d.	any business entity in which Trinity has a controlling share.

2.2 “Actively Attempting to Commercialize” means an effective, ongoing and active research, development, manufacturing, marketing or sales program as appropriate, directed toward obtaining regulatory approval, and/or production and/or Sales of Licensed Products or Sales of a product incorporating Licensed Products or a part thereof, in any jurisdiction, and where Trinity has provided plans acceptable to University, in its sole discretion, to Commercialize Licensed Subject Matter in Licensed Territory.

2.3 “Commercialize” means having Sales of Licensed Products, or Sales of products incorporating Licensed Products or parts thereof.

2.4 “Inventor” means Dr. Steven J. Norris or any person specifically under Dr. Norris’s direction in his capacity as a principal investigator at University.

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2.5 “Licensed Field” means the use of Licensed Subject Matter to make, have made, use and Sell a protein or antibody-based human diagnostic test for Lyme disease.

2.6 “Licensed Product” means any product or Service comprised or derived from Licensed Subject Matter; or which utilizes Licensed Subject Matter in its development; or any products with which Licensed Subject Matter is combined, attached, packaged, retrofitted, marketed, or Sold.

2.7 “Licensed Subject Matter” means protein and antibody based inventions covered by Patent Rights or Technology Rights for use within Licensed Field.

2.8 “Licensed Territory” means worldwide

2.9 “Net Sales” means the gross revenues received by Trinity or its Affiliates, as the case may be, from the Sale of Licensed Products or performance of a Service with in the Licensed Territory, less:

a.	Sales and/or use taxes actually paid;

b.	Import and/or export duties actually paid;

c.	Non-reimbursed outbound transportation prepaid or allowed; and

d.	Amounts allowed or credited due to returns.

Such deductions shall only arise from Trinity’s expenses incurred in Selling a Licensed Product within the Licensed Territory and shall not exceed the original billing or invoice amount.

2.10 “Patent Rights” means Board’s rights in information or discoveries covered by the University’s patent(s) or patent applications in the Licensed Territory, which are listed in Exhibit A, for:

a.	“VMP-Like Sequences of Pathogenic Borrelia”; and

b.	“VMP-Like Sequences of Pathogenic Borrelia Species and Strains”; and

c.	any patent(s) issuing from the foregoing applications; and

d.	any reissue, extension, revival or reexamination of the foregoing patent(s).

2.11 “Patent Territory” means Austria, Belgium, Denmark, Finland, France, Germany, Netherlands, Spain, Sweden, Switzerland and The United States of America.

2.12 “Sale, Sold or Sell” means the transfer or disposition of a Licensed Product for value to a party other than Trinity.

2.13 “Service” means Trinity’s or its Affiliate’s performance of in-house testing using Licensed Subject Matter. For calculating Net Sales, Service shall not include Trinity’s or its Affiliate’s use of Licensed Subject Matter to perform quality assurance testing for any Licensed Product.

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2.14 “Technology Rights” means Board’s rights in technical information, know-how, processes, procedures, compositions, devices, methods, formulas, protocols, techniques, trade secrets, drawings or data created by Inventor at UTHSC-H, before the Effective Date, relating to Patent Rights, which are not covered by Patent Rights but which are necessary for practicing the invention covered by Patent Rights.

3. WARRANTY: SUPERIOR-RIGHTS

3.1 Except for the rights, if any, of the Government of the United States, as set forth below, Board represents and warrants its belief that (i) it is the owner of the entire right, title, and interest in and to Licensed Subject Matter, (ii) it has the right to grant licenses thereunder, and (iii) it has not knowingly granted licenses thereunder to any other entity that would restrict rights granted to Trinity except as stated herein.

3.2 Trinity understands that the Licensed Subject Matter may have been developed under a funding agreement with the Government of the United States of America and, if so, that the Government may have certain rights relative thereto. This Agreement is explicitly made subject to the Government’s rights under any agreement and any applicable law or regulation. If there is a conflict between an agreement, applicable law or regulation and this Agreement, the terms of the Government agreement, applicable law or regulation shall prevail.

3.3 Trinity understands and acknowledges that Board, by this Agreement, makes no representation as to the operability or fitness for any use, safety, efficacy, ability to obtain regulatory approval, patentability, and/or breadth of the Licensed Subject Matter or Materials. Board, by this Agreement, also makes no representation as to whether there are any patents now held, or which will be held, by others or by Board in the Licensed Field, nor does Board make any representation that the inventions contained in Patent Rights or Materials do not infringe any other patents now held or that will be held by others or by Board.

3.4 Trinity, by execution hereof, acknowledges, covenants and agrees that it has not been induced in any way by Board, System, University or its employees to enter into this Agreement, and further warrants and represents that (i) it has conducted sufficient due diligence with respect to all items and issues pertaining to this Article 3 and all other matters pertaining to this Agreement; and (ii) Trinity has adequate knowledge and expertise, or has utilized knowledgeable and expert consultants, to adequately conduct the due diligence, and agrees to accept all risks inherent herein.

4. LICENSE

4.1 Board hereby grants to Trinity a royalty-bearing, non-exclusive license under Licensed Subject Matter to manufacture, have manufactured, use, distribute, Sell, offer to Sell, import, lease, loan or otherwise Commercialize Licensed Products in Trinity’s ordinary course of business, within the Licensed Territory for use within Licensed Field. This grant specifically excludes the right to (i) sublicense, (ii) cross-license, and (iii) transfer any rights granted herein.

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This grant is subject to any rights held by the Government of the United States as set forth in Paragraph 3.2, the payment by Trinity to University of all consideration as provided herein, and is further subject to the following rights retained by University and Board to:

a.	Publish the general scientific findings from research related to Licensed Subject Matter subject to the terms of Section 12, Confidential Information; and

b.	Use Licensed Subject Matter for research, teaching and other educationally-related purposes; and

c.	Grant other licenses to Licensed Subject Matter.

4.2 Trinity may extend the license granted herein to any Affiliate provided that the Affiliate consents in writing to be bound by this Agreement to the same extent as Trinity.

4.3 Trinity shall at all times use commercially reasonable efforts develop, manufacture or have others manufacture, seek and obtain any necessary governmental approval, and actively promote, Sell and distribute Licensed Products in the Licensed Territory in only lawful ways and to the extent commercially reasonable.

4.4 Trinity shall use commercially reasonable efforts to develop and market Licensed Products for Sale in the Licensed Territory according to the timetables set-forth below.

a.	Within nine (9) months after the Effective Date, Trinity shall develop a Licensed Product; and

b.	Within twelve (12) months after the Effective Date, Trinity shall offer for Sale or Sell a Licensed Product.

4.5 To assist Trinity’s development of Licensed Products, University, through its Inventor, shall provide to Trinity the following (“Materials”):

a.	Five micrograms of its expression vector for Borrelia burgdorferi Vls protein (VlsE1-His); and

b.	Ten milligrams of its purified, recombinant Borrelia burgdorferi VlsE1-His protein.

Such Materials shall be provided within 14 days after University’s receipt of Trinity’s payment indicated in Paragraph 5.1.a.

5. PAYMENTS AND REPORTS

5.1 In consideration of rights granted by Board to Trinity under this Agreement, Trinity will pay Board the following (all dollar amounts are in United States Dollars):

a.	A non-refundable, non-creditable license documentation fee in the amount of seventy thousand dollars ($70,000). Such fee shall be due and payable within fourteen (14) days after the Effective Date.

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b.	An annual non-creditable license management fee in the amount of two thousand five hundred dollars ($2,500), due and payable on each anniversary of the Effective Date beginning on the first anniversary; and

c.	A running royalty equal to four percent (4%) of Net Sales of a Licensed Product.

d.	A non-refundable, non-creditable amount of thirty thousand dollars ($30,000) upon:

(i)	achieving five million dollars ($5,000,000) of gross, aggregate income from Sales of all Licensed Products in the United States of America; and

(ii)	achieving five million dollars ($5,000,000) of gross, aggregate income from Sales of all Licensed Products in EPO member countries; and

(iii)	achieving ten million dollars ($10,000,000) of gross, aggregate income from Sales of all Licensed Products in the United States of America

(iv)	achieving ten million dollars ($10,000,000) of gross, aggregate income from Sales of all Licensed Products in EPO member countries

(The parties agree that each payment under Sections 5.1(d) shall only be due and paid once during the Term of this Agreement.)

5.2 Trinity shall pay University ten thousand dollars ($10,000) of University’s prior expenses incurred by for filing, prosecuting, enforcing and maintaining Patent Rights in the Licensed Territory, through the Effective Date. Such amount shall be due and payable within thirty (30) days after this Agreement is executed by Trinity.

5.3 For expenses incurred after the Effective Date and subject to Section 5.3(b):

a.	Trinity shall pay twenty percent (20%) of all future expenses incurred by University for filing, patent office prosecution, and maintaining Patent Rights in the Patent Territory (“Expenses”), for so long as this Agreement remains in effect. Since this Agreement is non-exclusive, if the percent reimbursement for future Expenses made under all license agreements for Patent Rights in the Patent Territory exceeds one hundred percent (100%), then during the period in which such percent reimbursements exceed one hundred percent (100%), the percentage due from Trinity shall be decreased proportionately so that the percent reimbursement does not exceed 100%. University will invoice Trinity on a regular basis beginning with expenses incurred by University after the Effective Date. The invoiced amounts will be due and payable by Trinity within thirty (30) days after receipt of invoice from University.

b.	If the amount owed by Trinity under Section 5.3(a) exceeds $10,000 during any year of this Agreement, then Trinity may elect to carry forward the amount in excess of $10,000 to the following year. Subject to the foregoing, any amount carried forward hereunder shall be (i) added to the legal fees due during the following year and (ii) paid with the March 31 quarterly report, up to the $10,000 cap.

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5.4 During the term of this Agreement and for three (3) years thereafter, Trinity agrees to keep complete and accurate records of its and its Affiliate’s Sales and Net Sales of Licensed Products under the license granted in this Agreement in sufficient detail to enable the royalties payable hereunder to be determined. Trinity agrees to permit Board or its representatives, at Board’s expense, to periodically examine its books, ledgers, and records during regular business hours for the purpose of and to the extent necessary to verify any report required under this Agreement. If the amounts due to Board are determined to have been underpaid by five percent (5%) or greater, Trinity will pay the cost of the examination and accrued interest at the prime rate, as published by the United States Federal Reserve Bank, New York, New York on the date quarterly due date for which the payment was due plus three percent (3%).

5.5 Within thirty (30) days after March 31, June 30, September 30, and December 31, beginning immediately after the Effective Date, Trinity shall deliver to Board a true and accurate written report, even if no payments are due Board, giving the particulars of the business conducted by Trinity and its Affiliate(s), during the preceding three (3) calendar months under this Agreement as are pertinent to calculating payments hereunder. This report will include at least:

a.	The total quantities of Licensed Products produced;

b.	The total Sales separately listed by country;

c.	The calculation of royalties and amounts payable thereon;

d.	The total royalties computed and due Board; and,

e.	All other amounts due University herein.

Simultaneously with the delivery of each report, Trinity shall pay to Board the amount, if any, due for the period of each report.

5.5 On or before each anniversary of the Effective Date, irrespective of having a first Sale or offer for Sale, Trinity shall deliver to Board a written report summarizing Trinity’s efforts and accomplishments during the preceding year in diligently commercializing Licensed Subject Matter in the Licensed Territory and Trinity’s commercialization plans for the upcoming year.

5.6 All amounts payable herein by Trinity shall be paid in United States funds without deductions for taxes, assessments, fees, or charges of any kind. When Licensed Product is Sold for monies other than United States dollars, the earned royalties first will be determined in the foreign currency in the country in which such Licensed Products were sold, and then converted into equivalent United States funds. The exchange rate will be that rate established by the United States Federal Reserve Bank, New York, New York on the last day of the reporting period, and will be quoted in the continental terms method of quoting exchange rates (local currency per United States dollar). All royalty payments which are not paid by Trinity by the thirty-first (31st) day after each quarterly payment date shall bear interest at the Prime Rate of the United States Federal Reserve Bank, New York, New York plus three percent (3%). Such interest payments shall be calculated from the quarterly due dates until the payment is received by University. University is a tax-exempt organization under the laws of the State of Texas and of the United States and shall be solely responsible for any taxes that may hereafter be levied upon the payments to Board. Payments shall be made by check payable to The University of Texas Health Science Center at Houston, and mailed to University at the address set forth in Section 14.2, or made via electronic

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funds transfer to: Bank Name: JP Morgan Chase Bank; Bank Account #:             ; ABA Routing #:            ; Account Name: The University of Texas Health Science Center at Houston. In the event of a wire transfer, Trinity shall promptly notify University in writing of such transfer.

5.7 No payments due or royalty rates owed under this Agreement will be reduced as a result of co-ownership of Licensed Subject Matter by Board and another party, including, but not limited to, Trinity.

6. TERM AND TERMINATION

6.1 The term of this Agreement is from the Effective Date to the full end of the term or terms for which Patent Rights have not expired, unless otherwise terminated as provided herein. Notwithstanding the foregoing, if only Technology Rights are licensed and no Patent Rights are applicable, the term of this Agreement shall be for fifteen (15) years from the Effective Date, after which Virotech shall have a non-exclusive, royalty free license to Technology Rights.

6.2 Any time after three (3) years from the Effective Date, Board and University have the right to terminate this license in any national political jurisdiction in the Licensed Territory if Trinity, within ninety (90) days after receiving written notice from University of intended termination, fails to provide written evidence, satisfactory to University, that Trinity or an Affiliate has Commercialized or is Actively Attempting to Commercialize a licensed invention in such jurisdiction(s).

6.3 Subject to any rights that survive termination, this Agreement will earlier terminate in its entirety:

a.	automatically if Trinity becomes bankrupt or insolvent and/or if the business of Trinity is placed in the hands of a receiver, assignee, or trustee, whether by voluntary act of Trinity or otherwise; or

b.	upon thirty (30) days written notice from University if Trinity breaches or defaults on its obligation to make payments (if any are due) or reports, in accordance with the terms of Article 5 hereunder, unless, before the end of the thirty (30) day period, Trinity has cured the default or breach and so notifies Board, stating the manner of the cure; or

c.	upon sixty (60) days written notice from University if Trinity breaches or defaults on any other obligation under this Agreement, unless, before the end of the sixtieth (60) day period, Trinity has cured the default or breach and so notifies Board, stating the manner of the cure; or

d.	upon sixty (60) days written notice from Trinity if University materially breaches or defaults on its other obligation under this Agreement, unless, before the end of the sixtieth (60) day period, University has cured the default or breach and so notifies Trinity, stating the manner of the cure; or

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e.	at any time by mutual written agreement between Trinity, University and Board, upon one hundred eighty (180) days written notice to all parties and subject to any terms herein which survive termination; or

f.	under the relevant provisions of Paragraphs 6.2 if invoked.

6.4 If Trinity is current in its payments under Section 5 herein, then Trinity may terminate this Agreement by providing Board one hundred eighty (180) days written notice. Such termination shall become effective on the one-hundred eightieth (180th) day after Board receives such written notice.

6.5 If this Agreement is terminated for any cause:

a.	nothing herein will be construed to release either party of any obligation matured prior to the effective date of the termination; and

b.	after the effective date of the termination, Trinity may Sell all Licensed Products and parts thereof it has on hand at the date of termination, if Trinity pays running royalties thereon and any other amounts according to the terms of Article 5; and

c.	Trinity covenants and agrees to be bound by the provisions of Articles 10 (Indemnification), 11 (Use of Board and University Name), and 12 (Confidential Information) of this Agreement; and

d.	all data, prototypes, derivatives of data, designs or Materials, and accompanying rights thereto, provided to Trinity by Inventors, will be returned to University at Trinity’s expense.

7. INFRINGEMENT

7.1 If Trinity is notified of any patent held by a third party that Trinity reasonably believes would be infringed by the continued Sale of Licensed Products, or by the use of Licensed Products by its customers, or of the possible infringement by a third party of the Patent Rights granted hereunder, Trinity agrees to promptly notify Board of same in writing.

7.2 Trinity, at its expense, may enforce any patent licensed hereunder against third party infringement within the Licensed Field and Licensed Territory, and shall be entitled to retain recoveries from such enforcement. If legally required to do so, Board and University agree to be named parties in any litigation instituted by Trinity to enforce Patent Rights. Trinity agrees to pay Board a royalty as set forth above on any monetary recovery (after deduction of Trinity’s third-party, documented, unrecovered reasonable legal expenses incurred exclusively from such suit) if the monetary recovery is for damages based on sales of an infringing product or a reasonable royalty in lieu thereof. If Trinity does not file suit against a substantial infringer of a patent within six (6) months of knowledge thereof, then Board and University, at their sole discretion and expense, may enforce any patent licensed hereunder on behalf of themselves and Trinity, with Board retaining all recoveries from such enforcement.

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7.3 In any infringement suit or dispute, the parties agree to cooperate fully with each other. At the request and expense of the party bringing suit, the other party will permit access to all relevant personnel, records, papers, information, samples, specimens, etc., during regular business hours.

7.4 Trinity may request that Board join the prosecution of an infringer. If Board agrees, then Trinity and Board shall jointly enforce against infringement by third parties and shall be entitled to retain any recovery from such enforcement. After deducting Trinity’s and Board’s third-party, documented, unrecovered reasonable legal expenses incurred exclusively from such suit, any remaining recovery shall be divided equally.

8. ASSIGNMENT

Except in connection with the sale of substantially all of Trinity’s assets to a third party, this Agreement may not be assigned by Trinity without the prior written consent of Board, which will not be unreasonably withheld.

9. PATENT MARKING AND MAINTENANCE

9.1 Trinity shall permanently and legibly mark all products and documentation manufactured or Sold by Trinity or its Affiliates pursuant to this Agreement with a patent notice as may be permitted or required under Title 35, United States Code, or if such marking is not practicable, shall so mark the accompanying outer box or product insert for Licensed Products accordingly.

9.2 Board shall use reasonable efforts to obtain and maintain Patent Rights in the Patent Territory, including payment of maintenance fees and, where appropriate, preparing, filing, and prosecuting patent applications.

10. INDEMNIFICATION

Trinity agrees to hold harmless and indemnify Board, System, University, its Regents, officers, employees and agents from and against any claims, demands, or causes of action whatsoever, or costs of suit or reasonable attorney’s fees, including without limitation those costs arising on account of any injury or death of persons or damage to property caused by, or arising out of, or resulting from, the exercise or practice of the license granted hereunder by Trinity, its officers, Affiliates or their officers, employees, agents or representatives.

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11. USE OF BOARD AND UNIVERSITY NAME

Trinity may not use the name of University, System, or Board without express written consent.

12. CONFIDENTIAL INFORMATION AND PUBLICATION

12.1 Board and Trinity each agree that all information contained in documents marked “confidential” and forwarded to one by the other (i) are to be received in strict confidence, (ii) used only for the purposes of this Agreement, and (iii) not disclosed by the recipient party, its agents or employees without the prior written consent of the other party, except to the extent that the recipient party can establish competent written proof that such information:

a.	was in the public domain at the time of disclosure;

b.	later became part of the public domain through no act or omission of the recipient party, its employees, agents, successors or assigns;

c.	was lawfully disclosed to the recipient party by a third party having the right to disclose it;

d.	was already known by the recipient party at the time of disclosure;

e.	was independently developed by the recipient, as evidenced by written documentation; or

f.	is required by law or regulation to be disclosed.

12.2 Each party’s obligation of confidence hereunder shall be fulfilled by using at least the same degree of care with the other party’s confidential information as it uses to protect its own confidential information. This obligation shall exist while this Agreement is in force and for a period of three (3) years thereafter.

13. PATENTS AND INVENTIONS

13.1 If after consultation with Trinity, both parties agree that a patent application should be filed for Licensed Subject Matter, Board will prepare and file the appropriate patent applications, and Trinity will pay the cost, according to Section 5.1(g) above, of searching, preparing, filing, prosecuting and maintaining same. If Trinity notifies Board that it does not intend to pay the costs of an application, or if Trinity does not respond or make an effort to agree with Board on the disposition of rights in the subject invention, then Board may file an application at its own expense and Trinity will have no rights to such invention.

13.2 Board will provide Trinity a copy of any patent application for which Trinity has paid the costs, according to Section 5.1(g) above, of searching, preparing and filing, as well as copies of any documents received or filed with the respective patent office during the prosecution thereof (“Notice”). Should Trinity decline to support a particular patent application in a particular country, Trinity shall so notify the University in writing within thirty (30) days after receiving Notice and Trinity shall thereafter have no further rights hereunder in that particular patent application in that particular country.

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14. ALTERNATE DISPUTE RESOLUTION

Any dispute or controversy arising out of or relating to this Agreement, its construction or its actual or alleged breach may be decided by mediation. If the mediation does not result in a resolution of such dispute or controversy, it may be decided by an appropriate method of alternate dispute resolution, including without limitation, arbitration, conducted in the city of Houston, Texas in accordance with the Licensing Agreement Arbitration Rules of the American Arbitration Association. The arbitration panel will include members knowledgeable in the evaluation of protein and antibody-based technologies. Judgment upon the award rendered may be entered in the highest court or forum having jurisdiction, state or federal. The provisions of this Article 14 will not apply to decisions on the validity of patent claims or to any dispute or controversy as to which any treaty or law prohibits such arbitration. The decision of the arbitration must be sanctioned by a court of law having jurisdiction to be binding upon and enforceable by the parties. The use of any method of alternative dispute resolution will not be construed by either party in a manner that would adversely affect the other party’s rights in court. Nothing in this section will prevent one party from resorting to judicial proceedings if good faith efforts to resolve a dispute have been unsuccessful or if injunctive relief is necessary to prevent serious and irreparable harm to one party or third parties.

15. GENERAL

15.1 This Agreement constitutes the entire and only agreement between the parties for Licensed Subject Matter and all other prior negotiations, representations, agreements, and understandings are superseded hereby. No agreements altering or supplementing the terms hereof may be made except by a written document signed by both parties.

15.2 Any notice required by this Agreement shall be given by prepaid, first class, certified mail, return receipt requested, addressed to:

The University of Texas Health Science Center at Houston

Office of Technology Management

7000 Fannin Street, Suite 720

Houston, Texas 77030

FAX: 713.500.0331

PHONE: 713.500.3369

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with copy to:

Board of Regents

The University of Texas System

201 West 7th Street

Austin, Texas 78701

ATTENTION: Office of General Counsel

FAX: 512.499.4523

or in the case of Trinity to:

Trinity Biotech, Inc.

1930 Business Center Drive

St. Louis , Missouri 63114 USA

ATTENTION:

FAX:

PHONE:

or other addresses as may be given from time to time under the terms of this notice provision.

15.3 Trinity shall comply with all applicable federal, state, and local laws and regulations in connection with its activities pursuant to this Agreement.

15.4 This Agreement will be construed and enforced in accordance with the laws of the United States of America and of the State of Texas.

15.5 Failure of Board to enforce a right under this Agreement will not act as a waiver of that right or the ability to later assert that right relative to the particular situation involved.

15.6	Headings are included herein for convenience only and shall not be used to construe this Agreement.

15.7 If any part of this Agreement is for any reason found to be unenforceable, all other parts nevertheless remain enforceable.

(Remainder of Page Intentionally Blank)

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IN WITNESS WHEREOF, parties hereto have caused their duly authorized representatives to execute this Agreement.

Board of Regents of	Trinity Biotech, Inc.
The University of Texas System

By: /s/ Kevin Dillon	By: /s/ Jim Walsh
T. Kevin Dillon	(Typed Name)
Executive Vice President for Finance and Business Affairs	(Typed Title)
The University of Texas Health Science Center at Houston
Date: 4/12/05
Date: 4/18/05

Approved as to Content:

By: /s/ Bruce D. Butler
Bruce D. Butler, Ph.D.
Assistant Vice President for Research and Technology
Date: 4/12/05

Read and Understood:

By: /s/ Steven Norris
Steven J. Norris, Ph.D.
Inventor
Date: 4/12/05

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Exhibit A

Patent Title	UTHSC-H File Number	Type of Application	Filing Date	Serial Number	Issue Date / Number

VMP Like Sequences of Pathogenic Borrelia	1996-0001	US Provisional	Feb 21, 1996	60/012,028	N.A.

	1996-0001	U.S. Nationalization of PCT Patent Application Number PCT/US97/02952	-Feb 21, 1997 -Jul 10, 2001	09/125,619	Aug 20, 2002 6,437,116

	1996-0001	Continuation of U.S. Patent Number 6,437,116	May 10, 2002	10/143,024	May 25, 2004 6,740,744

	1996-0001	Continuation of U.S. Patent Number 6,437,116	Aug 16, 2002	10/222,566	April 13, 2004 6,719,983

	1996-0001	Continuation of U.S. Patent Number 6,437,116	May 24, 2004	10/852,555	Notice of allowance received

VMP Like Sequences of Pathogenic Borrelia	1996-0001	PCT Conversion of US Provisional Application Number 60/012,028	Feb 21, 1997	PCT/US97/02952	N.A.

	1996-0001	EPO Nationalization of PCT Conversion of PCT Application Number PCT/US97/02952	Oct 26, 1998	97,914,794.9 EPO Publication Number: EP894143 Publication Date: Aug. 8, 1997	Pending

VMP-Like sequences of Pathogenic Borrelia Species and Strains	2003-0002	US Provisional	Dec 20, 2002	60/435,077	N.A.

	2003-0002	PCT Conversion of US Provisional Application Number 60/435,077	Dec. 22, 2003	PCT/US03/47782 PCT Publication Number: WO04/058181 Publication Date: July 15, 2004	Pending

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